SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: April 13th, 2004

FASTER, MORE SECURE ‘CONTACTLESS’ TRANSACTIONS FOR MERCHANTS,
CONSUMERS WITH OTI AND HYPERCOM TECHNOLOGIES

•

High Volume Retailers To Benefit From OTI and Hypercom’s Technologies That Enable New,
More Convenient, Faster Payment Programs Such as MasterCard PayPassTM

CUPERTINO, CA and PHOENIX, AZ – April 13, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card systems, announced that it has teamed up with global payment technology leader Hypercom Corporation (NYSE: HYC) to deliver world-leading “contactless” electronic card payment programs that add convenience, speed check-out and increase security. The companies’ combined technologies will help expand merchant and consumer use of contactless payment programs, such as MasterCard PayPass™, at U.S. retail countertops.

OTI’s patented “matched-antenna” contactless technology coupled with Hypercom’s industry-leading electronic payment terminals enable more reliable and secure communication. The solution also allows issuers to provide consumers with highly secure contactless cards and key fobs with smart stickers and custom designs, such as new specially equipped watches that feature transaction capabilities.

Recognized globally as a payment technology innovator and leader, Hypercom® products include smart, fast and easy-use card payment terminals, networking equipment and technology. Hypercom will integrate OTI’s contactless technology into their new RF-enabled terminals, and have already incorporated the capability to use OTI’s newest contactless reader, the Saturn 5000, which offers a plug-and-play retro-fit option for merchants currently equipped with Hypercom terminals.

Using MasterCard PayPass, consumers simply tap or wave their payment card on a specially equipped merchant terminal that then transmits payment details wirelessly, eliminating the need to swipe the card through a reader. The new solution is ideal for traditional cash-only environments where speed is essential, such as quick service restaurants, gas stations and movie theaters.

Last year, MasterCard successfully completed market trials of MasterCard PayPass, which utilizes OTI’s contactless card technology. Hypercom’s integration of contactless technology-enabled terminals in the U.S. will be an important step in the successful expansion of the MasterCard PayPasstm program planned for later this year.

“The card payment terminal market is continually evolving to give customers greater purchasing flexibility and boost merchant sales. The options that OTI technology provides are ideal for meeting these evolving market needs. We found OTI’s technology and value proposition to be right on the mark,” said Eric Duprat, Senior Vice President, Global Marketing and Product Development. “Hypercom now supports MasterCard PayPass on all T7Plus and ICE terminals with our standard HyperWare payment application, VAR development tools and OTI’s Saturn 5000 reader.”

“Hypercom is clearly a global payment technology leader, delivering intelligently integrated RFID solutions to the point-of-transaction. We look forward to working with Hypercom to facilitate the use of OTI’s secured contactless solutions by consumers and vendors,” said Ohad Bashan, President and CEO of OTI America, “As Hypercom deploys terminals to support contactless payment programs; OTI will be ready to meet their production needs.”

About Hypercom (www.hypercom.com)

Celebrating 26 years of technology excellence, innovation and leadership, Hypercom Corporation is a leading global provider of electronic payment solutions that add value at the point-of-transaction for consumers, merchants and acquirers, and yield increased profitability for its customers.

Widely recognized as the global electronic payment technology innovator, Hypercom delivers comprehensive card payment terminal, network and server solutions that help merchants and financial institutions generate revenues and increase profits.

Headquartered in Phoenix, Arizona, Hypercom’s card payment terminal, network and server solutions are leading the transformation of electronic payments in more than 100 countries.

About OTI (www.otiglobal.com)

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, micropayments, mass transit ticketing, parking, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel.

Hypercom is a registered trademark of Hypercom Corporation. All other products or services mentioned in this document are trademarks, service marks, registered trademarks or registered service marks of their respective owners.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Hypercom management believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include industry, competitive and technological changes; risks associated with international operations and foreign currency fluctuations; the composition, timing and size of orders from and shipments to major customers; inventory obsolescence; market acceptance of new products and other risks detailed from time to time in Hypercom’s SEC reports, including the company’s most recent 10-K and subsequent 10Q-s.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:Agency Contacts:		Hypercom Corp.
Galit Mendelson	Paul Holm and Maggie Johns	Pete Schuddekopf
Director of Corporate Communication	PortfolioPR	602.504.5383
212-421-0333	212-736-9224	pschuddekopf@hypercom.com
Galit@otiglobal.com	pholm@portfoliopr.com / mjohns@portfoliopr.com